Issuer Free Writing Prospectus dated February 11, 2020

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated February 10, 2020

Registration Statement No. 333-235538

Registration Statement No. 333-236360

Myomo, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This free writing prospectus relates to the public offering (the “Offering”) of common stock, investor warrants to purchase common stock and pre-funded warrants to purchase common stock, of Myomo, Inc. (the “Company”) and should be read together with the preliminary prospectus dated February 10, 2020 (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on Form S-1 (File No. 333-235538) relating to the Offering. Before you invest, you should read the preliminary prospectus in that registration statement and other documents deemed incorporated by reference into that registration statement that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by contacting the offices of Roth Capital Partners, LCC, 888 San Clemente, Newport Beach, CA 92660 Attention: Prospectus Department, by telephone at (800) 678-9147.

The information in this free writing prospectus updates and supplements the information in the Preliminary Prospectus.

Description of Investor Warrants

Each full warrant entitles the holder thereof to purchase one share of our common stock at an exercise price per whole share of common stock equal to 110% of the combined public offering price per share of common stock and related warrant in this offering. The warrants will be exercisable during the period commencing on the date of their issuance and ending five years thereafter, the expiration date of the warrants.

The warrants may be exercised by delivering to us a written notice of election to exercise the warrant, appropriately completed, duly signed and delivered, and delivering to us cash payment of the exercise price, if applicable. Upon delivery of the written notice of election to exercise the warrant, appropriately completed and duly signed, and cash payment of the exercise price, if applicable, on and subject to the terms and conditions of the warrant, we will deliver or cause to be delivered, to or upon the written order of such holder, the number of whole shares of common stock to which the holder is entitled, which shares may be delivered in book-entry form. If a warrant is exercised for fewer than all of the shares of common stock for which such warrant may be exercised, then upon request of the holder and surrender of such warrant, we shall issue a new warrant exercisable for the remaining number of shares of common stock.

If, and only if, a registration statement relating to the issuance of the shares underlying the warrants is not then effective or available, a holder of warrants may exercise the warrants on a cashless basis, where the holder receives the net value of the warrant in shares of common stock. However, if an effective registration statement is available for the issuance of the shares underlying the warrants, a holder may only exercise the warrants through a cash exercise. Shares issued pursuant to a cashless exercise would be issued pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act, and thus the shares of common stock issued upon such cashless exercise would take on the characteristics of the warrants being exercised, including, for purposes of Rule 144(d) promulgated under the Securities Act, a holding period beginning from the original issuance date of the warrants.

If we fail to timely deliver shares of common stock pursuant to any warrant exercise, and such exercising holder elects to purchase shares of common stock (in an open market transaction or otherwise) to deliver in satisfaction of a sale by such holder of all or a portion of the shares of common stock for which such warrant was exercised, then we will be required to deliver, for each day of delay, an amount in cash equal to 1% of the product of (i) the aggregate number of shares of common stock not issued to the holder on a timely basis and (ii) the closing sale price of the common stock on the trading day immediately preceding the last possible date (generally two days after the exercise date) on which we could have issued such shares of common stock to the holder. In addition, if we fail to register such shares on our share register or credit the holder’s account with the depositary trust company for the number of shares of common stock to which the holder is entitled upon exercise, if the holder purchases shares of common stock to deliver in satisfaction of a sale by the holder of shares of common stock that it anticipated receiving from us, then we are required to deliver to the holder, at the holder’s discretion, either (A) an amount in cash equal the full purchase price paid by the holder to acquire such alternative shares or (B) (x) the shares of common stock for which the warrant was exercised and (y) an amount in cash equal to the excess (if any) by which the price paid for the alternative shares exceeds the lowest closing sale price of the common stock during the period beginning on the exercise date and ending on the date such shares are delivered.

If, at any time while the warrants are outstanding, we, directly or indirectly, (1) effect any merger or consolidation with or into another person, (2) effect any sale, lease, exclusive license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets in one or a series of related transactions, (3) complete any direct or indirect purchase offer, tender offer or exchange offer (whether by us or another person) pursuant to which holders of our common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and which has been accepted by the holders of 50% or more of the outstanding common stock, (4) effect any reclassification, reorganization or recapitalization of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property, or (5) in one or more related transactions consummate a stock or share purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding shares of common stock, or each, a Fundamental Transaction, then the holder shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant. Notwithstanding the foregoing, in the event of a Fundamental Transaction, we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within thirty (30) days after the consummation of the Fundamental Transaction, an amount of cash equal to the value of the remaining unexercised portion of the warrant as determined in accordance with the Black Scholes option pricing model; provided, however, that, if the Fundamental Transaction is not within our control, including not approved by our board of directors, the warrant holder shall only be entitled to receive from us or any successor entity, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the warrant, that is being offered and paid to the holders of our common stock in connection with the Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of common stock are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of common stock are not offered or paid any consideration in such Fundamental Transaction, such holders of common stock shall be deemed to have received common stock of the successor entity (which entity may be our company following such Fundamental Transaction) in such Fundamental Transaction. Any successor to us or surviving entity shall assume the obligations under the warrant.

The exercise price and the number and type of securities purchasable upon exercise of the warrants are subject to adjustment upon certain corporate events, including certain combinations, consolidations, recapitalizations, reclassifications, reorganizations, stock dividends and stock splits and certain other events.

If, at any time while the warrants are outstanding, we declare or make any dividend or other distribution of our assets to holders of shares of our common stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction), or in each case, a Distribution, then each holder of a warrant shall be entitled to acquire, with respect to the shares of common stock issuable upon exercise of such warrant, the Distributed Property, as defined in each warrant that such holder would have been entitled to receive had the holder been the record holder of such number of shares of common stock issuable upon exercise of the warrant immediately prior to the record date for such Distributed Property.

So long as any of the warrants remain outstanding, we are required to maintain a number of authorized and unreserved shares of common stock equal to at least 125% of the maximum number of shares of common stock issuable upon the exercise of all of the warrants then outstanding. If we fail to maintain such a number of authorized and unreserved shares of common stock, we must take all necessary action to increase our authorized shares of common stock to an amount sufficient to allow the immediate exercise of the warrants then outstanding, in accordance with the requirements of our amended and restated certificate of incorporation, bylaws and applicable law, including holding a meeting of our stockholders in order to approve an increase in the number of authorized shares of our common stock within 60 days after such failure. In the event we are prohibited from issuing shares of common stock upon exercise of the warrant due to the failure to have sufficient shares of common stock reserved for such issuance, we are required to make the cash payments described in the warrant in exchange for the cancellation of such portion of the warrant exercisable for the shares that we are unable to deliver.

No fractional shares will be issued upon exercise of the warrants. Except as set forth in the respective warrants, the warrants do not confer upon holders any voting or other rights as stockholders of our company.

A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would beneficially own more than 4.99% of our outstanding common stock after exercise. Subject to our consent, not to be unreasonably withheld, the holder may increase or decrease this beneficial ownership limitation to any other percentage not in excess of 9.99%, upon, in the case of an increase, not less than 61 days’ prior written notice to us.